UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2022
Commission File Number 001-40889

TRICON RESIDENTIAL INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)
7 St. Thomas Street, Suite 801
Toronto, Ontario, Canada M5S 2B7
(416) 925-7228
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F   ☐             Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit Number	Description
99.1 99.2	First Amendment to Sixth Amended and Restated Credit Agreement – August 22, 2022 Exhibit A to First Amendment to Sixth Amended and Restated Credit Agreement

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tricon Residential Inc.

Date: September 21, 2022	By:	/s/ David Veneziano
Name: David Veneziano
Title: Chief Legal Officer and Corporate Secretary